Filed Pursuant to Rule 433

Dated September 17, 2012

Registration Statement No. 333-182473

Relating to

Preliminary Prospectus Supplement Dated September 17, 2012 and

Prospectus dated June 29, 2012

$300,000,000 3.80% SENIOR NOTES DUE 2022

Issuer:	Torchmark Corporation (“Torchmark”)

Expected Ratings*:	Baa1 (Moody’s)/A (S&P)

Size:	$300,000,000

Trade Date:	September 17, 2012

Settlement Date**:	September 24, 2012 (T + 5)

Maturity Date:	September 15, 2022

Interest Payment Dates:	March 15 and September 15 of each year beginning March 15, 2013

Benchmark Treasury:	UST 1.625% due August 15, 2022

Treasury Price / Yield:	98-3 / 1.836%

Spread to Benchmark Treasury:	2.00% (200 basis points)

Yield to Maturity:	3.836%

Interest Rate:	3.80%

Price to Public:	99.705%

Underwriting Discount:	0.65%

Proceeds (before expenses) to Torchmark:	$297,165,000

Optional Redemption:	At any time at the applicable Treasury Rate (as defined in the preliminary prospectus supplement) plus 30 basis points

CUSIP / ISIN:	891027 AQ7 / US891027AQ76

New Junior Subordinated Debentures:	On September 17, 2012, Torchmark priced an offering of $125 million aggregate principal amount of its Junior Subordinated Debentures due 2052 (“junior subordinated debentures”), which will bear interest at the rate of 5.875% per year. The payment of principal and interest on the junior subordinated debentures will be expressly subordinated to the notes offered hereby.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:

Morgan Keegan & Company, Inc.

Comerica Securities, Inc.

SunTrust Robinson Humphrey, Inc.

KeyBanc Capital Markets Inc.

BB&T Capital Markets, a division of Scott & Stringfellow, LLC

Keefe, Bruyette & Woods, Inc.

BNY Mellon Capital Markets, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** We expect that delivery of the notes will be made against payment therefor on or about September 24, 2012, which will be the fifth business day following the date of the prospectus supplement (this settlement date being referred to as “T+5”). Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of the prospectus supplement, or either of the two immediately succeeding business days, will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, U.S. Bancorp Investments, Inc. at 1-877-558-2607 or Wells Fargo Securities, LLC at 1-800-326-5897 or email: cmclientsupport@wellsfargo.com.